Exhibit 99.2

Akanda Corp. Announces Subsequent Registered Direct Offering

London, May 17, 2024 – Akanda Corp. (“Akanda” or the “Company”), an international medical cannabis company, today announced that it has entered into a second securities purchase agreement with an accredited investor whereby the investor has agreed to purchase 2,491,381common shares at a purchase price of $0.1031 and 12,057,600 pre-funded warrants to purchase 12,057,600 common shares at $0.103 per share in a registered direct offering priced at Minimum Price under Nasdaq rules. The pre-funded warrants are immediately exercisable at an exercise price of $0.0001 and may be exercised at any time until all of the pre-funded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the pre-funded warrant.

Univest Securities LLC is acting as the exclusive financial advisor in connection with the offering,

The gross proceeds to Akanda are estimated to be approximately $1,500,000 before deducting the financial advisor fees and other offering expenses. The offering is expected to close on or about May 17, 2024, subject to the satisfaction of customary closing conditions. Akanda intends to use the net proceeds from this offering for general working capital and general corporate expenses.

The offering is being made pursuant an effective shelf registration statement on Form F-3, as amended (File No. 333-276577) previously filed with the Securities and Exchange Commission (“SEC”) and declared effective on January 29, 2024. The securities may be offered only by means of the prospectus supplement and the accompanying prospectus that form a part of the registration statement. A final prospectus relating to the Offering will be filed with the SEC and will be available free of charge on the SEC’s website at http://sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK. Akanda also acquired the right to develop a Canadian farming property in British Columbia, including farming land and related operations and licenses. The Company plans to develop THC and cannabinoid (CBD) facilities at this site.

Connect with Akanda: Email | Website | LinkedIn | Twitter | Instagram

Investor Contact

ir@akandacorp.com

Advisor Contact

Univest

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. These statements include, among others, statements regarding the completion of the offering, the anticipated proceeds from the offering and the use of such proceeds. Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.